April 8, 2005

Securities and Exchange Commission
Office of Public Utility Regulation
901 E. Street NW
Washington, DC  20004

Interim Report Under Rule 24 of the
Public Utilities Holding Company Act of 1935
Progress Energy, Inc., et al.
410 S. Wilmington Street
Raleigh, NC 27602
File No.: 70-9643

        In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 21, 2003 (Release No. 35-27740, 70-9643), the undersigned hereby notifies the Commission that Progress Energy, Inc. (“the Company”), Progress Rail Services Holdings Corp., PRSC Acquisition Corp., PMRC Acquisition Co., Progress Rail Services Corporation, Progress Metal Reclamation Company and Progress Fuels Corporation concluded transactions on March 24, 2005 pursuant to which two Company subsidiaries, Progress Rail Services Corporation and Progress Metal Reclamation Company were sold for $405 million to subsidiaries of One Equity Partners, LLC, a private equity unit of J.P. Morgan Chase & Co. Certain vacant real estate assets and other assets (accounts receivable and bankruptcy claims) were not included in these transactions. The Company will continue its efforts to divest the remaining real estate assets in accordance with the Commission’s Order.

Very truly yours, PROGRESS ENERGY, INC. By: /s/ Frank A. Schiller Frank A. Schiller Assistant Secretary